Exhibit 99.4

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (the "Agreement") is made and entered into as of November 24, 2024 (the "Effective Date"), by and among Athanor Master Fund, LP ("AMF") and Athanor International Master Fund, LP ("AIMF") (AMF and AIMF are, collectively, the "Transferors") and AI Biotechnology LLC ("Transferee," and, together with the Transferors, the "Parties"), with respect to securities of Zura Bio Limited (the "Corporation").

RECITALS

Transferors and Transferee desire to undertake a transaction by which the Transferors shall sell directly to Transferee 500,000 of the Corporation's Class A Ordinary Shares (the "Shares"), in accordance with the terms and provisions of this Agreement. Transferors will sell a total number of Shares as follows:

Athanor Master Fund, LP	350,000 Shares
Athanor International Master Fund, LP	150,000 Shares

Now, therefore, in consideration of the foregoing premises and for other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Transfer and Sale of Shares. Subject to the terms and conditions of this Agreement, Transferors agree, respectively, to transfer and sell the Shares to Transferee, and Transferee agrees to purchase and accept the Shares from Transferors, for the aggregate purchase prices set forth in Schedule A hereto.

2.	Payment for and Delivery of Shares. The date and price for the delivery and payment for the Shares (the "Settlement Date") are set forth in Schedule A. On the Settlement Date, Transferee shall deliver to Transferors, respectively, wire transfers of immediately available funds to accounts designated by Transferors to Transferee prior to the date thereof, in the aggregate amounts set forth in Schedule A, allocated between AMF and AIMF as specified therein. Subject to Transferees' performance of the conditions set forth herein, on each Settlement Date, Transferors shall deliver to Transferee (i) Stock Powers covering the Shares to be sold on that date, executed by Transferors in favor of Transferee and (ii) a duly executed and completed IRS Form W-9 or appropriate IRS Form W-8 (as applicable).

3.	Representations and Warranties of Transferee. In connection with each transfer and sale of Shares to Transferee, Transferee represents and warrants to the Transferors that:

(a)	Access to Information. Transferee has had access to all information regarding the Corporation and its present and prospective business, assets, liabilities and financial condition that Transferee reasonably considers important in making the decision to acquire the Shares.

(b)	Sophistication. Transferee (i) is a sophisticated entity familiar with transactions similar to those contemplated by this Agreement, (ii) has adequate information concerning the business and financial condition of the Corporation to make an informed decision regarding the acquisition of the Shares, (iii) has negotiated the terms of this Agreement (including the Purchase Price) on an arm's length basis and has had an opportunity to consult with its legal, tax and financial advisors concerning this agreement and its subject matter, and (iv) has independently and without reliance upon Transferor for any information or advice regarding the Corporation or the value of the Shares, and based on such information and the advice of such advisors as Transferee has deemed appropriate, made its own analysis and decision to enter into this Agreement.

(c)   Due Authority. Transferee has been duly organized and is validly existing under the laws of the jurisdiction of its organization. Transferee has the power and authority to execute, deliver and perform this Agreement. This Agreement is a binding obligation of Transferee, enforceable against Transferee in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization and other similar laws and the application of general equitable principles.

(d)   Validity. This Agreement, when executed and delivered by Transferee, will constitute the valid and legally binding obligation of Transferee, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies.

4.   Representations and Warranties of Transferors. In connection with the transfer of the Shares to Transferee, Transferors represents and warrants to Transferee that:

(a)   Ownership. Transferors are the sole beneficial owners, respectively, of the Shares and the Shares are free and clear of any liens or encumbrances (other than restrictions on transfer under applicable state and federal laws). Transferors further represent that Transferors have good and marketable title to their respective Shares and the right and authority to transfer, sell and assign the Shares to the Transferee pursuant to this Agreement and without any third-party consent (except to the extent as has been duly obtained or waived in connection with the transaction contemplated by this Agreement).

(b)   Authorization. Transferors have been duly organized and are validly existing under the laws of the respective jurisdiction of their organization. Transferors have all necessary power and authority to execute, deliver and perform their respective obligations under this Agreement, and all agreements, instruments and documents contemplated hereby to transfer, sell and deliver the Shares, including this Agreement, constitute valid and binding obligations of Transferors.

(c)   No Conflict; Consent. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any provision of any instrument, judgment, order, writ, decree or contract or an event which results in the creation of any lien, charge or encumbrance upon the Shares. Transferors are not subject to any right of first refusal, preemptive, tag-along or drag-along right or other comparable obligations or restrictions that have not been duly waived or properly complied with. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any foreign, federal, state or local governmental authority or other person or entity on the part of Transferors is required in connection with the consummation of the transactions contemplated by this Agreement, except those that have been duly waived or properly complied with to the extent applicable to the transfer of the Shares to Transferee pursuant hereto.

(d)   Validity. This Agreement, when executed and delivered by Transferors, will constitute the valid and legally binding obligation of Transferors, respectively, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies.

(e)   Sale for Own Account. Transferors are selling the Shares for Transferors' own accounts only and not with a view to, or for sale in connection with, a distribution of such securities within the meaning of the Securities Act.

(f)   No Broker-Dealer. Transferors have not effected the sale and transfer of the Shares by or through a broker-dealer.

5.   Miscellaneous.

(a)   Governing Law. The validity, interpretation, construction and performance of this Agreement, and all acts and transactions pursuant hereto and the rights and obligations of the Parties, shall be governed, construed and interpreted in accordance with the laws of the State of New York without giving effect to principles of conflicts of law.

(b)   Entire Agreement; Amendment. This Agreement sets forth the entire agreement and understanding of the Parties relating to the subject matter herein and supersedes all prior or contemporaneous discussions, understandings and agreements, whether oral or written, between them relating to the subject matter hereof. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the Parties.

(c)   Notices. Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier or sent by email, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address as set forth on the signature page, as subsequently modified by written notice.

(d)   Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the Parties agree to renegotiate such provision in good faith. In the event that the Parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(e)   Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all of which together shall constitute one and the same agreement. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(f)   Successors and Assigns. Except as otherwise provided herein, this Agreement, and the rights and obligations of the Parties, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives. This Agreement and any rights that may accrue to Transferors hereunder may not be transferred or assigned; provided, however, Transferee may assign its rights and obligations under this Agreement to another person who provides to Transferors the representations contained in Section 3 hereof, and provided further that no such assignment shall relieve the Transferee of its obligations hereunder if any such assignee fails to perform such obligations.

The parties have executed this Stock Purchase and Transfer Agreement as of the date first written above.

TRANSFERORS:

Athanor Master Fund, LP

By: /s/ Parvinder Thiara
Name: Parvinder Thiara
Title: Authorized Signatory

Address: _____

Athanor International Master Fund, LP

By: /s/ Parvinder Thiara
Name: Parvinder Thiara
Title: Authorized Signatory

Address:_____

TRANSFEREE:

AI BIOTECHNOLOGY LLC

By: Access Industries Management, LLC, its Manager

By: /s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

By: /s/ Suzette Del Giudice
Name: Suzette Del Giudice
Title: Executive Vice President

Address: 40 West 57th Street, 28th Floor, New York, NY 10019